May 12, 2025

Claude Zdanow
Reporting Person
Mt Olympus Ventures, Inc.
8605 Santa Monica Boulevard, PMB 36522
Los Angeles, CA 90069

       Re: Onar Holding Corporation
           Schedule 13D filed March 31, 2025 by Claude Zdanow et al. File No. 005-90750
Dear Claude Zdanow:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed March 31, 2025
General

1. We note that the event reported as requiring the filing of the Schedule 13D was June
       14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       June 14, 2024 event date, the Schedule 13D submitted on March 31, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
 May 12, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions